U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTIFICATION OF LATE FILING

FORM 12b-25

Sec. File Number   0-9624               Cusip Number 460491 80 6

                             [Check One]
     [   ] Form 10-K    [   ] Form 20-F   [   ] Form 11-K   [ X ] Form 10-Q
[   ] Form N-SAR
                 For the Period Ended: March 31, 1998

               [   ] Transition Report on Form 10-K
               [   ] Transition Report on Form 20-F
               [   ] Transition Report on Form 11-K
               [   ] Transition Report on Form 10-Q
               [   ] Transition Report on Form N-SAR
               For the Transition Period Ended _____________________

       Read Instructions (on back page) Before Preparing Form.
                         Please Print or Type
Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein
If the notification relates to a portion of the filing checked above, identify the
              Item[s] to which the notification relates:



PART I - REGISTRANT INFORMATION

Full Name of Registrant  INTERNATIONAL THOROUGHBRED BREEDERS, INC.

Former Name If Applicable

Address of Principal Executive Office (Street and Number)
    HADDONFIELD ROAD AND ROUTE 70

City, State and Zip Code      CHERRY HILL, NEW JERSEY 08034

PART II - RULES 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks
relief pursuant to Rule 12-b-25[b], the following should be completed.
                      [Check box if appropriate]

     [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
     [b] The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if
Needed}            SEE ATTACHED

PART IV - OTHER INFORMATION

     [1]       Name and telephone number of person to contact in
regard to this notification

    WILLIAM WARNER          609           488-3625
        [Name]           [Area Code]     [Telephone No.]

     [2]       Have all other periodic reports required under Section
               13 or 15[d] of the Securities and Exchange Act of 1934
               or Section 10 of the Investment Company Act of 1940
               during the preceding 12 months [or for such shorter
               period that the registrant was required to file such
               reports] been filed?  If answer is no, identify
               report[s].     [   ] Yes [ X  ] No
               FORM 10-K JUNE 30, 1997     FORM 10-Q SEPTEMBER 30, 1997
               FORM 10-Q DECEMBER 30, 1997
     [3]       It is anticipated that any significant change in
               results of operations from the corresponding period
               for the last fiscal year will be reflected by the
               earnings statements to be included in the subject
               report or portion thereof?    [ X  ] Yes [   ] No
               If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        INTERNATIONAL THOROUGHBRED BREEDERS, INC.

                     [Name of Registrant as Specified in Charter]
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date    MAY 18,  1998            By__________________________________________
                                 WILLIAM H. WARNER, PRINCIPAL FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                              ATTENTION
      Intentional misstatements or omissions of fact constitute
           Federal Criminal Violation [See 18 U.S.C. 1001]
                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

              International Thoroughbred Breeders, Inc.

                             Form 12b-25

              Form 10-Q for Period Ended March 31, 1998


Part III - Narrative

  As a result of delays in engaging an accounting firm to undertake an audit of the Registrant's financial statements for the year ended June 30, 1997, the Registrant has not filed the Form 10-K report for the year then ended. On October 14, 1997, the Company engaged BDO Seidman, LLP to audit its financial statements for the fiscal year ended June 30, 1997. The Company and BDO Seidman have been working diligently since such date in order to complete the June 30, 1997 audit and file the required Form 10-K report. As a result of the delay in completing and filing the Form 10-K and the first and second quarter Forms 10-Q, the Company anticipates that this Form
10-Q will also be filed after its due date. The Company does, however, anticipate filing of the Form 10-K and all the Form 10-Q's on or before May 22, 1998.

Part IV - Other Information
  (3)
  For the three months ended March 31, 1998, the Company's operating loss was approximately $78,000 as compared to an operating loss for the same period in fiscal 1997 of $1,342,708, a decrease in the loss of approximately $1,265,000. For the nine months ended March 31, 1998 the Company incurred an operating loss of approximately $96,000 as compared to an operating loss for the same period in fiscal 1997 of $1,681,459, a decrease in the loss of approximately $1,585,000. The decreases in operating losses for the three and nine month periods primarily resulted from significant decreases in racetrack operating expenses.

  For the three months ended March 31, 1998 the Registrant anticipates reporting a net loss of approximately $2,600,000 to $2,800,000 and a loss for the nine months ended March 31, 1998 of approximately $7,900,000 to $8,000,000. The increase net loss of approximately $620,000 from the loss for the three months ended March 31, 1997 of $2,069,458 primarily resulted from the net effects of: 1) an increase in interest expense of approximately $1,300,000 which reflects higher indebtedness levels incurred by the Company and the Company's current policy of expensing all interest due to the suspended development of the El
Rancho property; 2) an increase of the amortization of financing costs of approximately $500,000 which reflects the cost associated with the Company's new indebtedness; partially offset by 3) an decrease in the operating loss as discussed above.

  The increase in net loss of approximatley $880,000 from the loss for the nine months ended March 31, 1997 of $7,048,426 primarily resulted from the net effects of: 1) an increase in interest expense of approximately
$3,400,000 which reflects higher indebtedness levels incurred by the Company and the Company's current policy of expensing all interest due to the suspended development of the El Rancho property; 2) an increase of the amortization of financing costs of approximately $1,700,000 which reflects the cost associated with the Company's new indebtedness;
partially offset by 3) a non-recurring write-off in the second quarter of fiscal 1997 of $2,585,000 in non-refundable deposits associated with the option to purchase a parcel of land adjoining the El Rancho property in Las Vegas; and 4) a decrease in the operating losses as discussed above.